Alcon's Broad Portfolio Delivers Robust Sales and Earnings Growth in FY 2023
•Q4 2023 sales of $2.3 billion, up 8%, or 10% constant currency(1) (cc)
•Q4 2023 diluted EPS of $0.86, compared to a loss in the prior year(3); core diluted EPS(2) of $0.70 up 67%, or 78% cc
•FY 2023 sales of $9.4 billion, up 8%, or 10% cc
•FY 2023 diluted EPS of $1.96, up 188%; core diluted EPS of $2.74, up 22%, or 33% cc
•FY 2024 outlook: 6% to 8% cc sales growth, 13% to 16% cc core diluted EPS growth
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, February 27, 2024 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and twelve months ended December 31, 2023. For the fourth quarter of 2023, sales were $2.3 billion, an increase of 8% on a reported basis and 10% on a constant currency basis(1), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.86 and core diluted earnings per share(2) of $0.70 in the fourth quarter of 2023.
David J. Endicott, Alcon's Chief Executive Officer, said, "2023 was an excellent year for Alcon, and I'm proud of what our team accomplished. We delivered solid top-line growth in both franchises on the back of healthy markets. We also grew earnings and expanded margins, all while successfully completing our transformation program and advancing our product pipeline."
Mr. Endicott continued, "As we look forward into 2024, we are excited about completing development on several innovative products that will continue to support our customers and their patients. As a result, we expect to continue to outpace market growth, deliver operating leverage and create long-term shareholder value."
Fourth quarter and full year 2023 key figures

	Three months ended December 31		Twelve months ended December 31
	2023	2022	2023	2022
Net sales ($ millions)	2,332	2,155	9,370	8,654
Operating margin (%)	8.9%	1.0%	11.1%	7.8%
Diluted earnings/(loss) per share ($)	0.86	(0.20)	1.96	0.68
Core results (non-IFRS measure)(2)
Core operating margin (%)	18.9%	16.4%	19.7%	18.2%
Core diluted earnings per share ($)	0.70	0.42	2.74	2.24
(1)Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
(2)Core results, such as core operating income, core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.
(3)Q4 2022 included legal settlement costs and the tax impact of an Advanced Pricing Agreement. Q4 2023 includes a tax benefit of $263M associated with a long-term agreement with Swiss tax authorities for deductibility of a statutory expense. Refer to Alcon's 2023 Annual Report or Q4 2023 Interim Financial Report for additional information.

Fourth quarter and full year 2023 results
Sales for the fourth quarter of 2023 were $2.3 billion, an increase of 8% on a reported basis and 10% on a constant currency basis, compared to the fourth quarter of 2022. Sales for the full year 2023 were $9.4 billion, an increase of 8% on a reported basis and 10% on a constant currency basis, compared to the full year 2022.
The following table highlights net sales by segment for the fourth quarter and full year 2023:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical
Implantables	438	434	1	5	1,703	1,725	(1)	2
Consumables	688	636	8	9	2,719	2,499	9	11
Equipment/other	226	204	11	14	892	821	9	12
Total Surgical	1,352	1,274	6	8	5,314	5,045	5	8
Vision Care
Contact lenses	579	530	9	10	2,400	2,192	9	11
Ocular health	401	351	14	17	1,656	1,417	17	19
Total Vision Care	980	881	11	13	4,056	3,609	12	14
Net sales to third parties	2,332	2,155	8	10	9,370	8,654	8	10
Surgical growth driven by international markets
For the fourth quarter of 2023, Surgical net sales, which include implantables, consumables and equipment/other, were $1.4 billion, an increase of 6% on a reported basis and 8% on a constant currency basis versus the fourth quarter of 2022.
•Implantables net sales were $438 million, an increase of 1%, led by demand for advanced technology intraocular lenses in international markets, partially offset by unfavorable currency impacts of 4%. Implantables net sales increased 5% constant currency.
•Consumables net sales were $688 million, an increase of 8%, reflecting demand for cataract and vitreoretinal consumables, particularly in international markets, and price increases. Growth was partially offset by unfavorable currency impacts of 1%. Consumables net sales increased 9% constant currency.
•Equipment/other net sales were $226 million, an increase of 11%, driven by demand for cataract and vitreoretinal equipment in international markets and higher service revenues. Growth was partially offset by unfavorable currency impacts of 3%. Equipment/other net sales increased 14% constant currency.
For the full year 2023, Surgical net sales were $5.3 billion, an increase of 5%. Excluding unfavorable currency impacts of 3%, Surgical net sales increased 8% constant currency.

Double-digit Vision Care growth reflects strength across the franchise, including acquired products, and pricing
For the fourth quarter of 2023, Vision Care net sales, which include contact lenses and ocular health, were $980 million, an increase of 11% on a reported basis and 13% on a constant currency basis, versus the fourth quarter of 2022. Vision Care net sales included 2 percentage points of contribution from products acquired in 2022.
•Contact lenses net sales were $579 million, an increase of 9%, driven by product innovation, including sphere and toric product launches, and price increases. Growth was partially offset by declines in legacy lenses and unfavorable currency impacts of 1%. Contact lenses net sales increased 10% constant currency.
•Ocular health net sales were $401 million, an increase of 14%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and recovery from supply chain challenges in contact lens care. Growth was partially offset by unfavorable currency impacts of 3%. Ocular health net sales increased 17% constant currency, including 4 percentage points from products acquired in 2022.
For the full year 2023, Vision Care net sales were $4.1 billion, an increase of 12%, including 4 percentage points from products acquired in 2022. Excluding unfavorable currency impacts of 2%, Vision Care net sales increased 14% constant currency.
Operating income
Fourth quarter 2023 operating income was $208 million, compared to $21 million in the prior year period. Operating margin increased 7.9 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies, lower acquisition and integration related expenses and lower transformation costs. The prior year period was impacted by $70 million of legal settlement costs. Operating margin benefits were partially offset by increased inflationary impacts and a negative 1.4 percentage point impact from currency. Operating margin increased 9.3 percentage points on a constant currency basis.
Adjustments to arrive at core operating income(2) in the current year period were $232 million, mainly due to $167 million of amortization, $57 million of transformation costs and $21 million of integration related expenses. Excluding these and other adjustments, fourth quarter 2023 core operating income was $440 million.
Fourth quarter 2023 core operating margin was 18.9%. Core operating margin increased 2.5 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased inflationary impacts and a negative 1.1 percentage point impact from currency. Core operating margin increased 3.6 percentage points on a constant currency basis.
Operating income for the full year 2023 was $1.0 billion and operating margin was 11.1%, which increased 3.3 percentage points on a reported basis and 4.7 percentage points on a constant currency basis. Adjustments to arrive at core operating income in the current year period were $810 million, mainly due to $675 million of amortization, $139 million of transformation costs and $48 million of integration related expenses, partially offset by a $58 million benefit from the release of a contingent liability related to a recent acquisition. Excluding these and other adjustments, core operating income for the full year 2023 was $1.8 billion.
Core operating margin for the full year 2023 was 19.7%, an increase of 1.5 percentage points. Core operating margin increased 2.8 percentage points on a constant currency basis.

Diluted earnings per share (EPS)
Fourth quarter 2023 diluted earnings per share were $0.86, compared to a loss in the prior year period. Core diluted earnings per share of $0.70 increased 67%, or 78% on a constant currency basis.
Diluted earnings per share for the full year 2023 were $1.96, an increase of 188%, or 241% on a constant currency basis. Core diluted earnings per share of $2.74 increased 22%, or 33% on a constant currency basis.
Proposed dividend
The Company's Board of Directors proposed a dividend of CHF 0.24 per share, based on 2023 financial results. The Company's shareholders will vote on this proposal at the 2024 Annual General Meeting on May 8, 2024.
Balance sheet and cash flow highlights
The Company ended 2023 with a cash position of $1.1 billion. Cash flows from operating activities for 2023 totaled $1.4 billion, compared to $1.2 billion in the prior year. The current year includes increased collections associated with higher sales and lower associate short-term incentive payments, which generally occur in the first quarter. Cash outflows in the current year include higher payments for revenue deductions, transformation and other operating expenditures, including increased investment in research and development. The current year cash outflows also include a legal settlement, increased taxes paid due to the timing of payments, higher interest payments associated with increased financial debt outstanding and a negative impact of foreign currency rates on operating results. Both periods were impacted by changes in net working capital.
Free cash flow(4), a non-IFRS measure, was an inflow of $730 million in 2023, compared to $581 million in the previous year. The improvement in free cash flow was driven by increased cash flows from operations, partially offset by increased purchases of property, plant and equipment.
(4)Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

2024 outlook
The Company provided its 2024 outlook as per the table below.

2024 outlook(5)	February
Net sales (USD)	$9.9 to $10.1 billion
Change vs. prior year (cc)(1) (non-IFRS measure)	+6% to +8%
Core operating margin(2) (non-IFRS measure)	20.5% to 21.5%
Interest expense and Other financial income & expense	$190 to $210 million
Core effective tax rate(6) (non-IFRS measure)	~20%
Core diluted EPS(2) (non-IFRS measure)	$3.00 to $3.10
Change vs. prior year (cc)(1) (non-IFRS measure)	+13% to +16%
This outlook assumes the following:
•Aggregated markets grow in line with historical averages (mid-single digits)
•Exchange rates as of the end of January 2024 prevail through year-end;
•Approximately 498 million weighted-averaged diluted shares.

(5)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
(6)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Webcast and Conference Call Instructions
The Company will host a conference call on February 28, 2024 at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Time to discuss its fourth quarter 2023 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
Today, Alcon will issue its 2023 Annual Report, which will be available on https://investor.alcon.com/financials/annual-reports/default.aspx. Alcon will also file its 2023 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.
The Company's 2023 Annual Report, interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2024/Alcons-Fourth-Quarter-2023-Earnings-Conference-Call-2024-PHnyRqbcfB/default.aspx

Footnotes (pages 1-5)
(1)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(2)Core results, such as core operating income, core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(3)Q4 2022 included legal settlement costs and the tax impact of an Advanced Pricing Agreement. Q4 2023 includes a tax benefit of $263M associated with a long-term agreement with Swiss tax authorities for deductibility of a statutory expense. Refer to Alcon's 2023 Annual Report or Q4 2023 Interim Financial Report for additional information.
(4)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
(6)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2023		2022		2023		2022

United States	1,067	46%	989	46%	4,312	46%	3,897	45%
International	1,265	54%	1,166	54%	5,058	54%	4,757	55%
Net sales to third parties	2,332	100%	2,155	100%	9,370	100%	8,654	100%

Consolidated Income Statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	2023	2022	2023	2022
Net sales to third parties	2,332	2,155	9,370	8,654
Other revenues	20	16	85	63
Net sales and other revenues	2,352	2,171	9,455	8,717
Cost of net sales	(1,049)	(986)	(4,141)	(3,910)
Cost of other revenues	(13)	(15)	(67)	(59)
Gross profit	1,290	1,170	5,247	4,748
Selling, general & administration	(794)	(762)	(3,209)	(3,068)
Research & development	(208)	(196)	(828)	(702)
Other income	6	19	80	36
Other expense	(86)	(210)	(251)	(342)
Operating income	208	21	1,039	672
Interest expense	(47)	(40)	(189)	(134)
Other financial income & expense	7	(12)	(18)	(75)
Income/(loss) before taxes	168	(31)	832	463
Taxes	259	(66)	142	(128)
Net income/(loss)	427	(97)	974	335

Earnings/(loss) per share ($)
Basic	0.87	(0.20)	1.98	0.68
Diluted	0.86	(0.20)	1.96	0.68

Weighted average number of shares outstanding (millions)
Basic	493.3	491.8	493.0	491.4
Diluted	496.4	491.8	496.5	494.4

Balance sheet highlights

($ millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents	1,094	980
Current financial debts	145	107
Non-current financial debts	4,594	4,541
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the twelve months ended December 31, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2023	2022
Net cash flows from operating activities	1,388	1,217
Purchase of property, plant & equipment	(658)	(636)
Free cash flow	730	581

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,290	164	—	(6)	1,448
Operating income	208	167	57	8	440
Income before taxes	168	167	57	8	400
Taxes(6)	259	(30)	(12)	(272)	(55)
Net income	427	137	45	(264)	345
Basic earnings per share ($)	0.87				0.70
Diluted earnings per share ($)	0.86				0.70
Basic - weighted average shares outstanding (millions)(7)	493.3				493.3
Diluted - weighted average shares outstanding (millions)(7)	496.4				496.4

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended December 31, 2022

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,170	149	—	—	—	3	1,322
Operating income	21	151	1	78	70	32	353
(Loss)/income before taxes	(31)	151	1	78	70	32	301
Taxes(6)	(66)	(26)	—	(14)	(17)	31	(92)
Net (loss)/income	(97)	125	1	64	53	63	209
Basic (loss)/earnings per share ($)	(0.20)						0.42
Diluted (loss)/earnings per share ($)	(0.20)						0.42
Basic - weighted average shares outstanding (millions)(7)	491.8						491.8
Diluted - weighted average shares outstanding (millions)(7)	491.8						495.0

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Twelve months ended December 31, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	5,247	663	—	7	5,917
Operating income	1,039	675	139	(4)	1,849
Income before taxes	832	675	139	(4)	1,642
Taxes(6)	142	(121)	(26)	(277)	(282)
Net income	974	554	113	(281)	1,360
Basic earnings per share ($)	1.98				2.76
Diluted earnings per share ($)	1.96				2.74
Basic - weighted average shares outstanding (millions)(7)	493.0				493.0
Diluted - weighted average shares outstanding (millions)(7)	496.5				496.5
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Twelve months ended December 31, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	4,748	572	59	—	—	2	5,381
Operating income	672	588	62	119	90	40	1,571
Income before taxes	463	588	62	119	90	40	1,362
Taxes(6)	(128)	(99)	(14)	(20)	(22)	29	(254)
Net income	335	489	48	99	68	69	1,108
Basic earnings per share ($)	0.68						2.25
Diluted earnings per share ($)	0.68						2.24
Basic - weighted average shares outstanding (millions)(7)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(7)	494.4						494.4
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(4)Includes legal settlement costs.
(5)For the three months ended December 31, 2023, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and the amortization of option rights, partially offset by fair value adjustments of financial assets.
For the three months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions. Operating income also includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the twelve months ended December 31, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes the release of a contingent liability related to a recent acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, the amortization of option rights and fair value adjustments of financial assets.
For the twelve months ended December 31, 2022, Gross profit includes the amortization of inventory fair value adjustments related to recent acquisitions, partially offset by fair value adjustments to contingent consideration liabilities. Operating income also includes acquisition and integration related expenses, partially offset by fair value adjustments to contingent consideration liabilities and fair value adjustments of financial assets.
(6)For the three months ended December 31, 2023, total tax adjustments of $314 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $232 million totaled $45 million with an average tax rate of 19.4%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.
For the three months ended December 31, 2022, total tax adjustments of $26 million include tax associated with operating income core adjustments, partially offset by a discrete tax item. Tax associated with operating income core adjustments of $332 million totaled $63 million with an average tax rate of 19.0%. Core tax adjustments for discrete tax items totaled $37 million related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
For the twelve months ended December 31, 2023, total tax adjustments of $424 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $810 million totaled $155 million with an average tax rate of 19.1%. Core tax adjustments for discrete tax items totaled $269 million, primarily due to a $263 million tax benefit associated with a long-term agreement related to deductibility of a statutory expense in Switzerland.

For the twelve months ended December 31, 2022, total tax adjustments of $126 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $899 million totaled $166 million with an average tax rate of 18.5%. Core tax adjustments for discrete tax items totaled $40 million, primarily related to the recognition of an Advanced Pricing Agreement between US and Switzerland tax authorities for fiscal years 2019 through 2021.
(7)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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